

January 7, 2011

Albert Y. Liu, Esq.
Senior Vice President and General Counsel
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re:** **VeriFone Systems, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 21, 2010**
> **File No. 333-171324**

Dear Mr. Liu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have incorporated information about Hypercom by reference. Hypercom's annual report on Form 10-K for the fiscal year ended December 31, 2009 states that as of June 30, 2009, the aggregate market value of common stock held by non-affiliates was $51.3 million. In your response letter, please explain how you have complied with the market value requirement of General Instruction I.B.1 of Form S-3. Refer to General Instruction C.1 of Form S-4.

Questions and Answers about the Special Meeting, page 3

2. Please revise your description of the support agreement on pages 4 and 99 to disclose the percentage of Hypercom voting stock that FP Hypercom Holdco, LLC will hold if it exercises the warrant.

The Merger Agreement, page 83

3. On page 83, you state that the representations, warranties, and covenants in the merger agreement were made "only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments," "may not describe the actual state of affairs as of the date they were made or at any other time," and that information concerning the subject matter of the representations, warranties and covenants "may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by VeriFone and Hypercom." In your response letter, please confirm your understanding that notwithstanding the inclusion of these general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. See Exchange Act Release No. 34-51283 (March 1, 2005).

4. In the second bullet point on page 83, you state that the representations, warranties, and covenants in the merger agreement were made "solely" for the benefit of the parties to the merger agreement. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

5. In the penultimate sentence of the third paragraph on page 83, you state that investors "should not rely" on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of VeriFone, Hypercom, Honey Acquisition Co. or any of their respective subsidiaries or affiliates. The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely. See Exchange Act Release No. 34-51283 (March 1, 2005).

Exhibit 99.1

6. Please revise the form of proxy to clearly mark it as a "preliminary copy." See Exchange Act Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Evan S. Jacobson at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (650) 461-5700
        Sarah P. Payne, Esq.
        Sullivan & Cromwell LLP